LDR Holding Corporation
13785 Research Boulevard, Suite 200
Austin, Texas 78750

July 28, 2015

VIA EDGAR

Martin James
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	LDR Holding Corporation
Form 10-K for the Year Ended December 31, 2014
Filed February 20, 2015
File No. 001-36095
Dear Mr. James:
In response to your request in the letter dated July 24, 2015 relating to the above-referenced filing on Form 10-K, LDR Holding Corporation (the “Company”) hereby acknowledges the following:
1.    The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filing;
2.    Comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

LDR HOLDING CORPORATION

By:	/s/ Robert McNamara
Robert McNamara
Executive Vice President and Chief Financial Officer

cc:    Carmelo Gordian (Andrews Kurth LLP)